Ms Jill S. Davis
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549



September 8, 2006



         Sasol Limited Form 20-F for the Fiscal Year Ended June 30, 2005
                             Filed October 26, 2005
                                File No. 1-31615



Dear Ms Davis

We refer to the Staff's comment letter dated August 9, 2006, relating to the Form 20-F of Sasol Limited (the "Company") for the fiscal year ended June 30, 2005 and our response letters dated April 13, 2006 and July 21, 2006. Set forth below in detail are the responses to the Staff's comments, which have been provided in each case following the text of the comment in the Staff's letter. The Staff is referred to the definitions contained in the Form 20-F for the fiscal year ended June 30, 2005.

1. We note your response to our prior comment number four, which indicates the Company expenses mine development cost incurred subsequent to the establishment of the main asset. Please tell us the nature of the development costs you are expensing as incurred. In addition, please tell us why you do not believe these mine development costs have future economic benefit.

     Response
     --------
     Underground mine development costs incurred after the main asset is ready for use, includes the installation and upgrade of underground infrastructure. Underground infrastructure includes conveyor systems (belting, structure, idlers and drives), power- and water reticulation, telemetrics, substations and dams or seals.

     Due to the nature of the Company's mining activities continuous underground mine development costs are incurred when accessing new mining areas. These costs do have future economic benefit to the Company and should have been capitalized. The average expected useful life over which these development costs will provide future economic benefit is approximately five years.

     The effect on "earnings attributable to shareholders" has been provided in the table below:

     ----------------------------------------------------------------------------------------------------
                                                                                2005      2004      2003
                                                                                   (Rand in millions)
     ----------------------------------------------------------------------------------------------------
     Earnings attributable to shareholders as previously stated                9 787     5 358     7 344
     Capitalization of underground development costs (reversal of
     costs expensed to the income statement)                                      79        57        74
     Additional depreciation to be provided on the amounts capitalized          (72)      (70)      (70)
     Taxation                                                                    (2)         4       (1)
                                                                            -----------------------------
     Earnings attributable to shareholders revised for the capitalization
     of underground development cost                                           9 792     5 349     7 347
                                                                            -----------------------------
     ----------------------------------------------------------------------------------------------------


     The effect on the financial position of the Company has been provided in the table below:

     -------------------------------------------------------------------------------------------
                                                                                2005      2004
                                                                              (Rand in millions)
     -------------------------------------------------------------------------------------------
     Property, plant and equipment as previously stated                       46 591    39 720
     Accumulated capitalized underground development cost (net after
     accumulated depreciation)                                                   141       134
                                                                            --------------------
     Property, plant and equipment revised for the capitalization of
     underground development costs                                            46 732    39 854
                                                                            --------------------

     Retained earnings as previously stated                                   44 011    37 080
     After tax effect of the capitalization of underground development
     costs                                                                        99        94
                                                                            --------------------
     Retained earnings revised for the capitalization of under ground
     development costs                                                        44 110    37 174
                                                                            --------------------
     -------------------------------------------------------------------------------------------


     The Company will amend its current accounting practice of primary geographical expansion where it is expected to have future economic benefit to the Company. The Company has considered the materiality of the accounting practice of expensing primary geographical expansion in accordance with SAB Topic 1:M. The net effect on "earnings attributable to shareholders" and the accumulated impact on the financial position of the Company is not considered material. The Company proposes to make the amendment prospectively in the financial statements for the 2006 financial year.

2. We note your response to prior comment five including proposed disclosure indicating your view that capitalization of around mine exploration costs is in accordance with U.S. GAAP. We are unable to agree with your conclusion. As previously indicated, it is unclear how the potential future economic benefits associated with these costs rise to the level of probability required under the U.S. GAAP to capitalize costs, as proven and probable reserves underlying those costs have not been established at the time the costs were incurred. We also refer you to the Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, March 31 2001; II Guidance About Disclosures; F.1. Issues in the Extractive Industries; which can be located on our website:

     http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P267_55290
     ---------------------------------------------------------------------

     Based on your response it appears that the effect of these costs, had they been expensed, would not have had a significant impact on net income in any given period, however, your response did not provide a materiality conclusion as to each period or address the accumulated capitalized cost effect regarding your statements of financial position. As previously requested please provide us with your materiality analysis and conclusions in accordance with SAB Topic 1:M. In the event you determine that the impact is immaterial please explain how you intend to monitor your accounting policy regarding the impact of these costs in future periods.

     Response
     --------
     The Company notes the guidance included in Division of Corporation Finance:
     Frequently Requested Accounting and Financing Reporting Interpretations and Guidance, March 31, 2001, II Guidance About Disclosure; F.1. The Company would like to clarify that it defines "around mine exploration costs" as costs incurred to explore the reserve formation of "producing mines or development properties". The reserve formation has already been the subject of a feasibility study that has determined that commercially minable deposits exist prior to these exploration costs being incurred. Exploration costs incurred to explore outside or around the commercially minable deposit for additional reserves are not capitalized.

     Based on this definition of "around mine exploration costs", the company continues to believe that these exploration costs have future economic benefits as they relate only to exploring within a reserve formation that has been the subject of a feasibility study and determined to contain commercially minable deposits and thus are properly capitalized. The company includes materiality information as the Staff requested, but has not performed a materiality analysis based on the conclusion noted above.

     ----------------------------------------------------------------------------------------------------
                                                                                2005      2004      2003
                                                                                   (Rand in millions)
     ----------------------------------------------------------------------------------------------------
     Earnings attributable to shareholders as previously stated                9 787     5 358     7 344
     Expensing exploration costs previously capitalized                         (17)      (23)      (31)
     Reversal of depreciation provided on capitalized exploration
     costs                                                                         4        10         3
                                                                            -----------------------------
     Taxation                                                                      4         4         8
     Earnings attributable to shareholders revised for expensing
     exploration costs                                                         9 778     5 349     7 324
                                                                            -----------------------------
     ----------------------------------------------------------------------------------------------------


     -------------------------------------------------------------------------------------------
                                                                                2005      2004
                                                                              (Rand in millions)
     -------------------------------------------------------------------------------------------
     Property, plant and equipment as previously stated                       46 591    39 720
     Accumulated cost of capitalized exploration (net after
     accumulated amortization)                                                 (107)      (94)
                                                                            --------------------
     Property, plant and equipment revised for expensing exploration
     costs                                                                    46 484    39 626
                                                                            --------------------

     Retained earnings as previously stated                                   44 011    37 080
     After tax effect of expensing exploration costs                            (76)      (67)
                                                                            --------------------
     Retained earnings revised for expensing exploration costs                43 935    37 013
                                                                            --------------------
     -------------------------------------------------------------------------------------------

3. We note your response and proposed disclosure to prior comment three regarding the reasonably possible contingent loss with respect to the explosion at the Secunda West ethylene production facilities. Please expand your disclosure to more fully describe the nature of the contingent loss. Additionally, please expand your proposed disclosure to clarify how you have addressed your assessment using terms defined in paragraph 3 of SFAS 5 regarding the likelihood of loss.

     Response
     --------
     The Company proposes to include the following disclosure in the Form 20-F for the fiscal year ended June 30, 2006:

          "On September 1, 2004 the lives of ten employees and contractors were lost and a number of employees and contractors were injured during an explosion that occurred at our Secunda West ethylene production facility.

          Since January 2006, the Company, Solidarity, the Chemical, Energy, Paper, Printing, Wood and Allied Workers' Union and an attorney representing the unions have been in negotiations to find a mechanism to pay compensation to the dependants of people that died or were physically injured in the accident to the extent that they had not been previously compensated in terms of existing policies and practices. It was agreed to establish an independent trust, the September 2004 Accident Trust, to expeditiously make ex gratia grants to persons who were physically injured in the September 1, 2004 explosion at our Secunda West ethylene production facilities and to the dependants of persons who died in that accident. The September 2004 Accident Trust was registered on 29 June 2006. Qualifying victims of the accident have been invited to submit applications for compensation. These grants will be calculated in accordance with the applicable South African legal principles for the harm and loss suffered by them as a result of the accident to the extent that they have not already been compensated.

          The Company will fund the September 2004 Accident Trust to pay the ex gratia grants. Whilst accepting social responsibility, the Company has not acknowledged legal liability in creating the trust. As at June 30, 2006 it is believed that a loss contingency exists and that it is probable that the future claims will be received from the dependents of the deceased or from those physically injured and to whom ex gratia grants will be made. No accrual has been made as at June 30, 2006 as the amount of the loss cannot be reliably estimated. The future payments are dependent on the number of applications submitted to the Trust, the independent findings of each application and the calculation of the grants based on the applicable South African legal principles. It is believed that the possible loss is unlikely to exceed R20 million."

4. We note response indicating that you will amend future filings to disclose the recognized obligation and suggesting that the disclosure of a range of loss is not applicable. Please expand your disclosure on page 72 of your document to further describe the judgments and assumptions underlying and measurement of the liability. Refer to Interpretive Response to Question 5 of SAB Topic 5.Y.

     Response
     --------
     With reference to SAB Topic 5.Y. the Company proposes, in future filings, to amend the disclosure provided on page 72 relating to "environmental orders" in future filings as follows:

          "The group is subject to loss contingencies pursuant to numerous national and local environmental laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection of human health and the environment in all locations in which it operates. These laws and regulations may, in future, require the group to remediate or rehabilitate the effects of its operations on the environment. The contingencies may exist at a number of sites; including, but not limited to, sites where action has been taken to remediate soil and groundwater contamination. These future costs are not fully determinable due to factors such as the unknown extent of the magnitude of possible contamination, uncertainty regarding the timing and extent of remediation actions that may be required, the allocation of the environmental obligation among multiple parties and the discretion of regulators and changing legal requirements.

          The group's environmental obligation accrued at 30 June 2006 was RX million (1) (2005 - R2,161 million). Included in this balance is an amount accrued of approximately RX million (1) in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and ongoing monitoring. Due to the uncertainties regarding the future costs the range of loss in excess of the amount accrued cannot be reasonably determined.

          Under the agreement for the acquisition of Sasol Chemie, we received an indemnification from RWE-DEA for most of the costs of remediation and rehabilitation of environmental contamination existing at Condea Vista Company located in the United States on or before 1 March 2001.

          Although the group has provided for known environmental obligations that are probable and reasonably estimable, the amount of additional future costs relating to remediation and rehabilitation may be material to results of operations in the period in which they are recognized. It is not expected that these environmental obligations will have a material effect on the financial position of the group.

          As with the oil and gas and chemical industries, generally, compliance with existing and anticipated environmental, health, safety and process safety laws and regulations increases the overall cost of business, including capital costs to construct, maintain, and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require, the group to make significant expenditures of both a capital and expense nature".

          1 The omitted financial information for the fiscal year ended 30 June 2006 will be provided in the disclosure included in the Form 20-F to be filed by the United States Securities and Exchange Commission for the fiscal year ended 30 June 2006.

5. We have received your response to prior comment number 13. Please explain why you believe it is appropriate to include the effects of taxes in your reserve determination based on Rule 4-10(a) of Regulation S-X and other SEC proved reserve guidance. Please also provide further clarification of how you factored your tax liability into your economic interest based on the terms of the production sharing contract and the specific bases for this adjustment. In this regard it appears that in a given year, the reserves you can claim are based on:

     o the percent, or share of future production estimated to be lifted that is contractually due to the company,

     o the amount of cost recovery due, if any, divided by the price of oil at the end of the year.

     It appears that if you may pay taxes through the delivery of oil, you will pay it out of the above sources of oil due to the company over the life of the contract. As SFAS 69 paragraph 10 specifically states under Disclosure of Proved Oil and Gas Reserve Quantities that "net" quantities shall not include reserves relating to the interest of others, it remains unclear how your tax liability allows you to "gross up" your proved net reserves to include additional volumes that are owed as taxes. Please provide further clarification or revise your reserves as necessary. Finally, tell us if you include these "grossed up" volumes in the calculation of future net revenues in the Standardized Measure.

     Response
     --------
     The Company acknowledges that in accordance with SFAS69 paragraph 10, the "interest of others" are to be excluded from reserves. However, the Company believes that the reference to the "interest of others" refers to the "property interest" of others and the Government of Gabon's right to levy tax on profit is not a "property interest." The Government Gabon's working interest in the field is a property interest of others and therefore the reserves are presented net of this working interest.

     The Company believes that the interest in question is the Government's right to levy tax on profit and not a property interest based on the following information in the production sharing agreement. The production sharing agreement for our activities in Gabon Article 26.1e) states that the Company is subject to "The tax on Profits and Revenues (Corporate Tax), which each entity forming the contractor has to pay, and which is calculated applying the general tax rate in force". Further it is provided that "The Corporate Tax thus due for a given Calendar Year and paid to the State in kind, is determined on the basis, notably, of the gross revenue consisting of the turnover from the Hydrocarbons ... as well as the quantities delivered to the State as payment for the Corporate Tax and ...from deductible expenses ... as indicated and defined in the tax laws in effect ...". Further Article 26.3 provides that "The quantity of
     Hydrocarbons which the State receives .....includes: a) the part representing the mining rights other than the annual surface royalty and the proportional royalty ... b) and, in accordance with the provisions of
     Article 26.1e), the part which represents the corporate tax to be imposed on the companies ... and computed at the rates defined in the tax laws in effect". The Company is required to complete an annual tax return to be submitted to the taxation authorities. The tax authorities then issue a tax statement (assessment) certifying that the Company has met its "corporate tax" obligations. If enough production is not generated by the operators to result in a profit, then no "corporate tax" payment will be due to the Government.

     The Company believes that the gross presentation of reserves should be consistent with related accounting data (income statement presentation and standard measure of oil and gas presentation). As the tax payment is based on the application of a "corporate tax" rate to gross revenue less deductible expenses, the tax is considered an income tax as defined by SFAS
     109. As such, the amounts presented on the income statement are the gross revenue attributed to Sasol and the income tax expense on that gross revenue, as calculated. The Company believes that the gross presentation of the revenue and income tax in the standard measure of oil and gas is appropriate based on SFAS 69 paragraph 81, which states that "Other taxes are based on revenues less certain costs and are generally classified as income taxes. Because of those differences in classification, a standardized measure of discounted net cash flows relating to proved reserves must reflect income taxes to reflect all forms of taxation".

     The Company includes the tax liability in its economic interest in the field as follows. The Government receives a total payment which includes its production share, a royalty interest and the income tax payments. The Company determines the amount of the income tax payment to include in its economic interest by calculating the tax payment as prescribed by applicable tax laws. This calculated tax payment is added to the Company's production share to arrive at the Company's total economic interest. The Government's production share and royalty interest is excluded from the Company's economic interest in reserves

     Based on the above information, the Company believes that the gross presentation of the reserves is warranted as its obligation to pay income taxes is not a property interest and gross presentation would be consistent with related accounting data (income statement presentation and standard measure of oil and gas presentation).

                                    * * * * *

We appreciate the Staff's review of the Form 20-F for the fiscal year ended June 30, 2005. Should the Staff have any questions or require any additional information, please telephone the undersigned at +27-11-441-3841. My e-mail address is trevor.munday@sasol.com.
           -----------------------

Very truly yours,



/s/ Trevor Munday

Trevor Munday
Deputy Chief Executive